Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

To: CGI Inc.

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended September 30, 2020 of CGI Inc. of our report dated November 10, 2020, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 numbers 333-197742, 333-112021, 333-13350, 333-66044, 333-74932, 333-146175, 333-177013 and 333-220741 of our report dated November 10, 2020 referred to above.

Partnership of Chartered Professional Accountants

Montréal, Quebec, Canada

December 18, 2020

    PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

    1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1

    T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

    “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.